SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Rocket Fuel Inc.
(Name of Issuer)

Common Stock, Par Value US$0.001 Per Share (“Shares”)
(Title of Class of Securities)

773111109
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

Exhibit Index Contained on Page 9

CUSIP NO. 773111109	13 G	Page 2 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Nokia Growth Partners II, L.P. (“NGP II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,067,515 Shares, except that N.G. Partners II, L.L.C. (“NG Partners II”), the general partner of NGP II, may be deemed to have sole power to vote these Shares, and John Gardner (“Gardner”) and Paul Asel (“Asel”), the managing members of NG Partners II, may be deemed to have shared power to vote these Shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,067,515 Shares, except that NG Partners II, the general partner of NGP II, may be deemed to have sole power to dispose of these Shares, and Gardner and Asel, the managing members of NG Partners II, may be deemed to have shared power to dispose of these Shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,067,515
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 773111109	13 G	Page 3 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). N.G. Partners II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,067,515 Shares, all of which are directly owned by NGP II. NG Partners II, the general partner of NGP II, may be deemed to have sole power to vote these Shares, and Gardner and Asel, the managing members of NG Partners II, may be deemed to have shared power to vote these Shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,067,515 Shares, all of which are directly owned by NGP II. NG Partners II, the general partner of NGP II, may be deemed to have sole power to dispose of these Shares, and Gardner and Asel, the managing members of NG Partners II, may be deemed to have shared power to dispose of these Shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,067,515
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 773111109	13 G	Page 4 of 11

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). John Gardner
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER See response to row 6.
6	SHARED VOTING POWER
2,067,515 Shares all of which are directly owned by NGP II. NG Partners II is the general partner of NGP II, and Gardner, a managing member of NG Partners II, may be deemed to have shared power to vote these Shares.
	7	SOLE DISPOSITIVE POWER See response to row 8.
8	SHARED DISPOSITIVE POWER
2,067,515 Shares all of which are directly owned by NGP II. NG Partners II is the general partner of NGP II, and Gardner, a managing member of NG Partners II, may be deemed to have shared power to dispose of these Shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,067,515
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 773111109	13 G	Page 5 of 11

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Paul Asel
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES	5	SOLE VOTING POWER See response to row 6.
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
2,067,515 Shares all of which are directly owned by NGP II. NG Partners II is the general partner of NGP II, and Asel, a managing member of NG Partners II, may be deemed to have shared power to vote these Shares.
	7	SOLE DISPOSITIVE POWER See response to row 8.
8	SHARED DISPOSITIVE POWER
2,067,515 Shares all of which are directly owned by NGP II. NG Partners II is the general partner of NGP II, and Asel, a managing member of NG Partners II, may be deemed to have shared power to dispose of these Shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,067,515
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 773111109	13 G	Page 6 of 11

ITEM 1(A).	NAME OF ISSUER

Rocket Fuel Inc.

ITEM 1(B).	Address of Issuer's Principal Executive Offices

1900 Seaport Blvd.

Redwood City, CA 94063

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by Nokia Growth Partners II, L.P., a Delaware limited partnership (“NGP II”), N.G. Partners II, L.L.C., a Delaware limited liability company (“NG Partners II”), and John Gardner and Paul Asel. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

NG Partners II, the general partner of NGP II, may be deemed to have sole power to vote and sole power to dispose of Shares of the issuer directly owned by NGP II. Gardner and Asel are the managing members of NG Partners II and may be deemed to have share power to vote and shared power to dispose of Shares of the issuer directly owned by NGP II.

ITEM 2(B).	ADDRESS OF PRINCIPAL PLACE OF BUSINESS OFFICE

The address for each of the Reporting Persons is:

Nokia Growth Partners

555 Hamilton Ave., Suite 105

Palo Alto, CA 94301

ITEM 2(C)	CITIZENSHIP

NGP II is a Delaware limited partnership. NG Partners II is a Delaware limited liability company. Gardner and Asel are United States citizens.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.001 per share ("Shares").

ITEM 2(E)	CUSIP NUMBER

773111109

ITEM 3.	Not applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Shares by the persons filing this Statement is provided as of December 31, 2015.

CUSIP NO. 773111109	13 G	Page 7 of 11

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:           ☒ Yes

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION

Not applicable.

CUSIP NO. 773111109	13 G	Page 8 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016

Nokia Growth Partners II, L.P.	/s/ John Gardner
By N.G. Partners II, L.L.C.	Signature
Its General Partner
John Gardner
Managing Member/Attorney-In-Fact

John Gardner	/s/John Gardner
John Gardner
Attorney-In-Fact

Paul Asel	/s/John Gardner
John Gardner
Attorney-In-Fact

CUSIP NO. 773111109	13 G	Page 9 of 11

EXHIBIT INDEX

Found on
Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	10

Exhibit B: Power of Attorney	11

CUSIP NO. 773111109	13 G	Page 10 of 11

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Rocket Fuel Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.

exhibit B

Power of Attorney

John Gardner has signed this Schedule 13G as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.